Exhibit 12.1
Legacy Reserves LP
Computation of Ratios of Earnings to Fixed Charges
(In thousands, except ratios)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Income (loss) before income taxes and cumulative effect of a change in accounting principle in 2003	$(55,325)	$4,357	$5,859	$9,194	$4,207
Equity in (income) loss of equity method investee	(77)	318	495	(184)	(311)
Distributed income of equity method investee	—	—	—	104	139

Income (loss) from operations before income taxes	$(55,402)	$4,675	$6,354	$9,114	$4,035

Fixed Charges

Interest expensed	$6,894	$6,284	$1,490	$214	$94
Amortization of debt issuance costs	224	361	94	—	—
Estimated portion of rental expense attributable to interest	59	27	27	27	27

Total fixed charges	$7,177	$6,672	$1,611	$241	$121

Earnings available for fixed charges	$(48,225)	$11,347	$7,965	$9,355	$4,156

Ratio of earnings to fixed charges	(1)	1.70x	4.94x	38.82x	34.35x

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $55.402 million